Exhibit 99.1

Encana Corporation Interim Condensed Consolidated Financial Statements (unaudited) For the period ended September 30, 2015 (U.S. Dollars)

Third quarter report

for the period ended September 30, 2015

 Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions, except per share amounts)		2015	2014	2015	2014

Revenues, Net of Royalties	(Note 3)	$1,312	$2,285	$3,391	$5,765

Expenses	(Note 3)

Production and mineral taxes		27	17	72	97

Transportation and processing		319	370	959	1,149

Operating		190	190	588	557

Purchased product		60	474	260	844

Depreciation, depletion and amortization		352	476	1,212	1,294

Impairments	(Note 9)	1,671	-	5,668	-

Accretion of asset retirement obligation	(Note 12)	11	13	34	39

Administrative	(Note 17)	61	69	217	269

Interest	(Note 6)	105	133	508	402

Foreign exchange (gain) loss, net	(Note 7)	348	202	918	254

(Gain) loss on divestitures	(Notes 5, 15)	2	(3,239)	(14)	(3,442)

Other		(3)	-	2	8

		3,143	(1,295)	10,424	1,471

Net Earnings (Loss) Before Income Tax		(1,831)	3,580	(7,033)	4,294

Income tax expense (recovery)	(Note 8)	(595)	749	(2,480)	1,066

Net Earnings (Loss)		(1,236)	2,831	(4,553)	3,228

Net earnings attributable to noncontrolling interest	(Note 15)	-	(24)	-	(34)

Net Earnings (Loss) Attributable to Common Shareholders		$(1,236)	$2,807	$(4,553)	$3,194

Net Earnings (Loss) per Common Share

Basic & Diluted	(Note 13)	$(1.47)	$3.79	$(5.59)	$4.31
Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)		2015	2014	2015	2014

Net Earnings (Loss)		$(1,236)	$2,831	$(4,553)	$3,228

Other Comprehensive Income (Loss), Net of Tax

Foreign currency translation adjustment	(Note 14)	175	(58)	600	(36)

Pension and other post-employment benefit plans	(Notes 14, 19)	1	-	2	-

Other Comprehensive Income (Loss)		176	(58)	602	(36)

Comprehensive Income (Loss)		(1,060)	2,773	(3,951)	3,192

Comprehensive Income Attributable to Noncontrolling Interest	(Note 15)	-	(24)	-	(34)
Comprehensive Income (Loss) Attributable to Common Shareholders		$(1,060)	$2,749	$(3,951)	$3,158

 See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	1	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at September 30, 2015	As at December 31, 2014

Assets

Current Assets

Cash and cash equivalents		$352	$338

Accounts receivable and accrued revenues		705	1,307

Risk management	(Note 21)	427	707

Income tax receivable		353	509

Deferred income taxes		34	-
		1,871	2,861

Property, Plant and Equipment, at cost:	(Note 9)

Natural gas and oil properties, based on full cost accounting

Proved properties		41,453	42,615

Unproved properties		5,734	6,133

Other		2,292	2,711
Property, plant and equipment		49,479	51,459

Less: Accumulated depreciation, depletion and amortization		(37,997)	(33,444)
Property, plant and equipment, net	(Note 3)	11,482	18,015

Cash in Reserve		1	73

Other Assets		310	394

Risk Management	(Note 21)	51	65

Deferred Income Taxes		767	296

Goodwill	(Notes 3, 4, 5, 15)	2,812	2,917
	(Note 3)	$17,294	$24,621

Liabilities and Shareholders’ Equity

Current Liabilities

Accounts payable and accrued liabilities		$1,535	$2,243

Income tax payable		4	15

Risk management	(Note 21)	10	20

Deferred income taxes		45	128
		1,594	2,406

Long-Term Debt	(Note 10)	6,128	7,340

Other Liabilities and Provisions	(Note 11)	2,067	2,484

Risk Management	(Note 21)	9	7

Asset Retirement Obligation	(Note 12)	757	870

Deferred Income Taxes		20	1,829
		10,575	14,936
Commitments and Contingencies	(Note 22)

Shareholders’ Equity

Share capital - authorized unlimited common shares, without par value

2015 issued and outstanding: 845.7 million shares (2014: 741.2 million shares)	(Note 13)	3,601	2,450

Paid in surplus	(Note 15)	1,358	1,358

Retained earnings		469	5,188

Accumulated other comprehensive income	(Note 14)	1,291	689
Total Shareholders’ Equity		6,719	9,685
		$17,294	$24,621

 See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	2	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Condensed Consolidated Statement of Changes in Shareholders’  Equity (unaudited)

Nine Months Ended September 30, 2015 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Shareholders’ Equity

Balance, December 31, 2014		$2,450	$1,358	$5,188	$689	$-	$9,685

Net Earnings (Loss)		-	-	(4,553)	-	-	(4,553)

Dividends on Common Shares	(Note 13)	-	-	(166)	-	-	(166)

Common Shares Issued	(Note 13)	1,098	-	-	-	-	1,098
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	53	-	-	-	-	53

Other Comprehensive Income	(Note 14)	-	-	-	602	-	602
Balance, September 30, 2015		$3,601	$1,358	$469	$1,291	$-	$6,719
Nine Months Ended September 30, 2014 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Shareholders’ Equity

Balance, December 31, 2013		$2,445	$15	$2,003	$684	$-	$5,147

Share-Based Compensation	(Note 18)	-	(1)	-	-	-	(1)

Net Earnings		-	-	3,194	-	34	3,228

Dividends on Common Shares	(Note 13)	-	-	(156)	-	-	(156)

Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	4	-	-	-	-	4

Other Comprehensive Income (Loss)	(Note 14)	-	-	-	(36)	-	(36)

Sale of Noncontrolling Interest	(Note 15)	-	1,346	-	-	117	1,463

Distributions to Noncontrolling Interest Owners	(Note 15)	-	-	-	-	(18)	(18)

Sale of Investment in PrairieSky	(Note 15)	-	-	-	-	(133)	(133)
Balance, September 30, 2014		$2,449	$1,360	$5,041	$648	$-	$9,498

 See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	3	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)		2015	2014	2015	2014

Operating Activities

Net earnings (loss)		$(1,236)	$2,831	$(4,553)	$ 3,228

Depreciation, depletion and amortization		352	476	1,212	1,294

Impairments	(Note 9)	1,671	-	5,668	-

Accretion of asset retirement obligation	(Note 12)	11	13	34	39

Deferred income taxes	(Note 8)	(576)	505	(2,442)	825

Unrealized (gain) loss on risk management	(Note 21)	(173)	(231)	241	45

Unrealized foreign exchange (gain) loss	(Note 7)	241	247	555	266

Foreign exchange on settlements	(Note 7)	102	1	337	28

(Gain) loss on divestitures	(Notes 5, 15)	2	(3,239)	(14)	(3,442)

Other		(23)	(51)	9	19

Net change in other assets and liabilities		(18)	(11)	(18)	(28)

Net change in non-cash working capital		100	155	204	132

Cash From (Used in) Operating Activities		453	696	1,233	2,406

Investing Activities

Capital expenditures	(Note 3)	(473)	(598)	(1,952)	(1,669)

Acquisitions	(Note 5)	-	(29)	(38)	(2,975)

Proceeds from divestitures	(Note 5)	99	2,036	1,115	4,354

Proceeds from sale of investment in PrairieSky	(Notes 5, 15)	-	2,172	-	2,172

Cash in reserve		-	111	72	(101)

Net change in investments and other		(170)	113	(154)	89

Cash From (Used in) Investing Activities		(544)	3,805	(957)	1,870

Financing Activities

Net issuance (repayment) of revolving long-term debt		17	-	137	-

Repayment of long-term debt	(Note 10)	-	-	(1,302)	(1,002)

Issuance of common shares	(Note 13)	-	-	1,088	-

Dividends on common shares	(Note 13)	(38)	(51)	(113)	(152)

Proceeds from sale of noncontrolling interest	(Note 15)	-	(8)	-	1,463

Distributions to noncontrolling interest owners	(Note 15)	-	(18)	-	(18)

Capital lease payments and other financing arrangements	(Note 11)	(15)	(18)	(48)	(60)

Cash From (Used in) Financing Activities		(36)	(95)	(238)	231

Foreign Exchange Gain (Loss) on Cash and Cash

Equivalents Held in Foreign Currency		(17)	(90)	(24)	(99)

Increase (Decrease) in Cash and Cash Equivalents		(144)	4,316	14	4,408

Cash and Cash Equivalents, Beginning of Period		496	2,658	338	2,566

Cash and Cash Equivalents, End of Period		$352	$6,974	$352	$ 6,974

Cash, End of Period		$90	$172	$90	$ 172

Cash Equivalents, End of Period		262	6,802	262	6,802

Cash and Cash Equivalents, End of Period		$352	$6,974	$352	$ 6,974

 See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	4	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

1. Basis of Presentation and Principles of Consolidation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. The noncontrolling interest represented the third party equity ownership in a former consolidated subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”), as presented in the Condensed Consolidated Statement of Changes in Shareholders’ Equity. See Note 15 for further details regarding the noncontrolling interest. All intercompany balances and transactions are eliminated on consolidation. Undivided interests in natural gas and oil exploration and production joint ventures and partnerships are consolidated on a proportionate basis. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2014, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2014.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2015, Encana adopted Accounting Standards Update (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” as issued by the Financial Accounting Standards Board (“FASB”). The update amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments have been applied prospectively and have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements.

Encana Corporation	5	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

2. Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted

As of January 1, 2016, Encana will be required to adopt the following pronouncements issued by the FASB:

●

ASU 2014-12, “Compensation - Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period”. The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

●

ASU 2015-02, “Amendments to the Consolidation Analysis”. The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker. The amendments can be applied using either a full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the amendments on the Company’s Consolidated Financial Statements.

●

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. The update requires debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Previously, debt issuance costs were presented as a deferred charge within assets. In August 2015, the FASB issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”. The update further clarifies that regardless of whether there are outstanding borrowings, debt issuance costs arising from credit arrangements can be presented as an asset and subsequently amortized ratably over the term of the arrangement. These amendments will be applied retrospectively. As at September 30, 2015, $31 million of debt issuance costs were presented in Other Assets on the Company’s interim Condensed Consolidated Balance Sheet ($39 million as at December 31, 2014).

As of January 1, 2018, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, “Deferral of Effective Date for Revenue from Contracts with Customers”, which deferred the effective date of ASU 2014-09, but permits early adoption using the original effective date of January 1, 2017. The standard can be applied using one of two retrospective application methods at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

●	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

●	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

●

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	6	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended September 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2015	2014	2015	2014	2015	2014

Revenues, Net of Royalties	$391	$ 759	$655	$ 780	$66	$ 486

Expenses
Production and mineral taxes	-	4	27	13	-	-
Transportation and processing	153	202	155	166	-	-
Operating	38	76	142	96	4	11
Purchased product	-	-	-	-	60	474
	200	477	331	505	2	1
Depreciation, depletion and amortization	64	166	265	279	-	-
Impairments	-	-	1,671	-	-	-
	$136	$ 311	$(1,605)	$ 226	$2	$ 1

			Corporate & Other		Consolidated
			2015	2014	2015	2014

Revenues, Net of Royalties			$200	$ 260	$1,312	$ 2,285

Expenses
Production and mineral taxes			-	-	27	17
Transportation and processing			11	2	319	370
Operating			6	7	190	190
Purchased product			-	-	60	474
			183	251	716	1,234
Depreciation, depletion and amortization			23	31	352	476
Impairments			-	-	1,671	-
			$160	$ 220	(1,307)	758
Accretion of asset retirement obligation					11	13
Administrative					61	69
Interest					105	133
Foreign exchange (gain) loss, net					348	202
(Gain) loss on divestitures					2	(3,239)
Other					(3)	-
					524	(2,822)
Net Earnings (Loss) Before Income Tax					(1,831)	3,580
Income tax expense (recovery)					(595)	749
Net Earnings (Loss)					(1,236)	2,831
Net earnings attributable to noncontrolling interest					-	(24)
Net Earnings (Loss) Attributable to Common Shareholders					$(1,236)	$ 2,807
Intersegment Information
	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2015	2014	2015	2014	2015	2014

Revenues, Net of Royalties	$1,063	$ 1,732	$(997)	$ (1,246)	$66	$ 486

Expenses
Transportation and processing	77	108	(77)	(108)	-	-
Operating	4	15	-	(4)	4	11
Purchased product	980	1,600	(920)	(1,126)	60	474
Operating Cash Flow	$2	$ 9	$-	$ (8)	$2	$ 1

Notes to Condensed Consolidated Financial Statements
Encana Corporation	7	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the nine months ended September 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties	$ 1,410	$ 2,706	$ 1,872	$ 2,131	$293	$ 890

Expenses
Production and mineral taxes	-	13	72	84	-	-
Transportation and processing	501	642	454	506	-	-
Operating	125	246	418	249	28	37
Purchased product	-	-	-	-	260	844
	784	1,805	928	1,292	5	9
Depreciation, depletion and amortization	237	503	902	694	-	4
Impairments	-	-	5,668	-	-	-
	$ 547	$ 1,302	$ (5,642)	$ 598	$5	$ 5

			Corporate & Other		Consolidated
			2015	2014	2015	2014
Revenues, Net of Royalties			$ (184)	$ 38	$3,391	$ 5,765

Expenses
Production and mineral taxes			-	-	72	97
Transportation and processing			4	1	959	1,149
Operating			17	25	588	557
Purchased product			-	-	260	844
			(205)	12	1,512	3,118
Depreciation, depletion and amortization			73	93	1,212	1,294
Impairments			-	-	5,668	-
			$ (278)	$ (81)	(5,368)	1,824
Accretion of asset retirement obligation					34	39
Administrative					217	269
Interest					508	402
Foreign exchange (gain) loss, net					918	254
(Gain) loss on divestitures					(14)	(3,442)
Other					2	8
					1,665	(2,470)
Net Earnings (Loss) Before Income Tax					(7,033)	4,294
Income tax expense (recovery)					(2,480)	1,066
Net Earnings (Loss)					(4,553)	3,228
Net earnings attributable to noncontrolling interest					-	(34)
Net Earnings (Loss) Attributable to Common Shareholders					$(4,553)	$ 3,194
Intersegment Information
	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2015	2014	2015	2014	2015	2014

Revenues, Net of Royalties	$ 3,345	$ 5,740	$ (3,052)	$ (4,850)	$293	$ 890

Expenses
Transportation and processing	261	358	(261)	(358)	-	-
Operating	28	59	-	(22)	28	37
Purchased product	3,051	5,303	(2,791)	(4,459)	260	844
Operating Cash Flow	$ 5	$ 20	$ -	$ (11)	$5	$ 9

Notes to Condensed Consolidated Financial Statements
Encana Corporation	8	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

					Three Months Ended September 30,				Nine Months Ended September 30,
					2015		2014		2015		2014

Canadian Operations					$76		$293		$341		$924

USA Operations					394		305		1,605		737

Market Optimization					1		(2)		1		-

Corporate & Other					2		2		5		8
					$473		$598		$1,952		$1,669
Goodwill, Property, Plant and Equipment and Total Assets by Segment
	Goodwill				Property, Plant and Equipment				Total Assets
	As at				As at				As at
	September 30 2015	,	December 31 2014	,	September 30 2015	,	December 31 2014	,	September 30 2015	,	December 31 2014	,

Canadian Operations	$683		$788		$1,184		$2,338		$2,177		$3,632

USA Operations	2,129		2,129		8,725		13,817		11,351		16,800

Market Optimization	-		-		1		1		57		181

Corporate & Other	-		-		1,572		1,859		3,709		4,008
	$2,812		$2,917		$11,482		$18,015		$17,294		$24,621

4. Business Combinations

Eagle Ford Acquisition

On June 20, 2014, Encana completed the acquisition of properties located in the Eagle Ford shale formation for approximately $2.9 billion, after closing adjustments. The acquisition included an interest in certain producing properties and undeveloped lands in the Karnes, Wilson and Atascosa counties of south Texas. Encana funded the acquisition with cash on hand. Transaction costs of approximately $9 million were included in other expenses.

Athlon Energy Inc. Acquisition

On November 13, 2014, Encana completed the acquisition of all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) for $5.93 billion, or $58.50 per share. In addition, Encana assumed Athlon’s $1.15 billion senior notes and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $335 million. Encana funded the acquisition of Athlon with cash on hand. Transaction costs of approximately $31 million were included in other expenses. Following completion of the acquisition, Athlon’s $1.15 billion senior notes were redeemed in accordance with the provisions of the governing indentures. Athlon’s operations focused on the acquisition and development of oil and gas properties located in the Permian Basin in Texas.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	9	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

4. Business Combinations (continued)

Purchase Price Allocations

The transactions were accounted for under the acquisition method, which requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The purchase price allocations, representing consideration paid and the fair values of the assets acquired and liabilities assumed as of the acquisition date, are shown in the table below.

Purchase Price Allocation	Eagle Ford (1)	Athlon (2, 3)
Assets Acquired:
Cash	$-	$2
Accounts receivable and other current assets	4	133
Risk management	-	80
Proved properties	2,873	2,124
Unproved properties	78	5,338
Other property, plant and equipment	-	2
Other assets	-	2
Goodwill	-	1,724
Liabilities Assumed:
Accounts payable and accrued liabilities	-	(195)
Long-term debt, including revolving credit facility	-	(1,497)
Asset retirement obligation	(32)	(25)
Deferred income taxes	-	(1,724)
Total Purchase Price	$2,923	$5,964

(1)	The purchase price allocation for Eagle Ford is finalized.

(2)	The purchase price allocation for Athlon is preliminary. There were no changes during the nine months ended September 30, 2015.

(3)	The purchase price includes cash consideration paid for issued and outstanding shares of common stock of Athlon of $58.50 per share totaling $5.93 billion, as well as payments to terminate certain employment agreements with Athlon’s management and payments for certain other existing obligations of Athlon.

The Company used the income approach valuation technique for the fair value of assets acquired and liabilities assumed. The carrying amounts of cash, accounts receivable and other current assets, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of the instruments. The fair values of the risk management assets and long-term debt, including the revolving credit facility, are categorized within Level 2 of the fair value hierarchy and were determined using quoted prices and rates from an available pricing source. The fair values of the proved and unproved properties, other property, plant and equipment, other assets, goodwill, and asset retirement obligation are categorized within Level 3 and were determined using relevant market assumptions, including discount rates, future commodity prices and costs, timing of development activities, projections of oil and gas reserves, and estimates to abandon and reclaim producing wells.

Goodwill arose from the Athlon acquisition primarily from the requirement to recognize deferred taxes on the difference between the fair value of the assets acquired and liabilities assumed and the respective carry-over tax basis. Goodwill is not amortized and is not deductible for tax purposes.

Pro Forma Financial Information

The following unaudited pro forma financial information combines the historical financial results of Encana with Eagle Ford and Athlon, and has been prepared assuming the acquisitions occurred on January 1, 2014. The pro forma information is not intended to reflect the actual results of operations that would have occurred if the business combinations had been completed at the date indicated. In addition, the pro forma information does not project Encana’s results of operations for any future period. The Company’s consolidated results for the nine months ended September 30, 2015 include the results from Eagle Ford and Athlon.

Nine Months Ended September 30, 2014 ($ millions, except per share amounts)	Eagle Ford	Athlon

Revenues, Net of Royalties	$ 6,506	$ 6,188
Net Earnings Attributable to Common Shareholders	$ 3,445	$ 3,258

Net Earnings per Common Share
Basic & Diluted	$ 4.65	$ 4.40

Notes to Condensed Consolidated Financial Statements
Encana Corporation	10	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

5. Acquisitions and Divestitures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Acquisitions
Canadian Operations	$ -	$12	$ 1	$14
USA Operations	-	17	3	2,961
Corporate & Other	-	-	34	-
Total Acquisitions	-	29	38	2,975

Divestitures
Canadian Operations	(56)	(1,729)	(935)	(1,850)
USA Operations	(43)	(100)	(127)	(2,270)
Market Optimization	-	(205)	-	(205)
Corporate & Other	-	(2)	(53)	(29)
Total Divestitures	(99)	(2,036)	(1,115)	(4,354)
Net Acquisitions & (Divestitures)	$ (99)	$(2,007)	$ (1,077)	$(1,379)

Acquisitions

During the nine months ended September 30, 2014, acquisitions primarily included the purchase of certain properties in the Eagle Ford shale formation in south Texas as described in Note 4.

Divestitures

For the three and nine months ended September 30, 2015, divestitures in the Canadian Operations were $56 million and $935 million, respectively. Divestitures primarily reflect the sale of certain assets included in Wheatland located in central and southern Alberta for proceeds of approximately C$558 million ($468 million), after closing adjustments, the sale of certain natural gas gathering and compression assets in the Montney area of northeastern British Columbia for proceeds of approximately C$453 million ($357 million), after closing adjustments, and the sale of land and properties that do not complement Encana’s existing portfolio of assets. During the three and nine months ended September 30, 2014, divestitures in the Canadian Operations were $1,729 million and $1,850 million, respectively, which primarily included the sale of the Company’s Bighorn assets in west central Alberta.

For the three and nine months ended September 30, 2015, divestitures in the USA Operations were $43 million and $127 million, respectively, which primarily included the sale of land and properties that do not complement Encana’s existing portfolio of assets. During the three and nine months ended September 30, 2014, divestitures in the USA Operations were $100 million and $2,270 million, respectively. During the nine months ended September 30, 2014, divestitures primarily included the sale of the Jonah properties for proceeds of approximately $1,639 million and the sale of certain properties in East Texas for proceeds of approximately $497 million.

Encana recognizes gains or losses on divestitures that result in a significant alteration between capitalized costs and proved reserves in a country cost centre. For divestitures that result in a gain or loss and constitute a business, goodwill is allocated to the divestiture. Accordingly, for the three and nine months ended September 30, 2014, Encana recognized a gain of approximately $1,024 million, before tax, on the sale of the Company’s Bighorn assets in the Canadian cost centre and allocated goodwill of $257 million. In addition, for the nine months ended September 30, 2014, Encana recognized a gain of approximately $212 million, before tax, on the sale of the Jonah properties in the U.S. cost centre and allocated goodwill of $68 million.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for the sale of the Bighorn assets and the Jonah properties as noted above and the sale of the investment in PrairieSky as noted below.

For the nine months ended September 30, 2015, Corporate and Other acquisitions and divestitures primarily includes the purchase and subsequent sale of the Encana Place office building located in Calgary, which resulted in a gain on divestiture of approximately $12 million.

Divestiture of Investment in PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. As the sale of the investment in PrairieSky resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre, Encana recognized a gain on divestiture of approximately $2.1 billion, before tax. See Note 15 for further details regarding the PrairieSky transactions.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	11	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

6. Interest

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Interest Expense on:
Debt	$77	$95	$420	$303
The Bow office building	15	19	49	57
Capital leases	7	9	22	28
Other	6	10	17	14
	$105	$133	$508	$402

Interest Expense on Debt for the nine months ended September 30, 2015 includes a one-time interest payment of approximately $165 million resulting from the April 2015 early redemption of the Company’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018 as discussed in Note 10.

7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$297	$256	$638	$276
Translation of U.S. dollar risk management contracts issued from Canada	(27)	(9)	(56)	(10)
Translation of intercompany notes	(29)	-	(27)	-
	241	247	555	266
Foreign Exchange on Settlements	102	1	337	28
Other Monetary Revaluations	5	(46)	26	(40)
	$348	$202	$918	$254
Foreign Exchange on Settlements includes foreign exchange on intercompany transactions and foreign exchange on settlement of long-term debt previously reported in Other Monetary Revaluations.
8. Income Taxes

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Current Tax
Canada	$1	$267	$(24)	$247
United States	(22)	(26)	(19)	(19)
Other countries	2	3	5	13
Total Current Tax Expense (Recovery)	(19)	244	(38)	241

Deferred Tax
Canada	(138)	470	(616)	698
United States	(471)	36	(2,110)	107
Other countries	33	(1)	284	20
Total Deferred Tax Expense (Recovery)	(576)	505	(2,442)	825
	$(595)	$749	$(2,480)	$1,066

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes, including the 2015 Alberta general corporate income tax rate increase, and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions, and partnership tax allocations in excess of funding.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	12	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

9. Property, Plant and Equipment, Net

	As at September 30, 2015			As at December 31, 2014
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net

Canadian Operations
Proved properties	$15,286	$(14,574)	$ 712	$18,271	$(16,566)	$1,705
Unproved properties	380	-	380	478	-	478
Other	92	-	92	155	-	155
	15,758	(14,574)	1,184	18,904	(16,566)	2,338

USA Operations
Proved properties	26,111	(22,829)	3,282	24,279	(16,260)	8,019
Unproved properties	5,354	-	5,354	5,655	-	5,655
Other	89	-	89	143	-	143
	31,554	(22,829)	8,725	30,077	(16,260)	13,817

Market Optimization	7	(6)	1	8	(7)	1
Corporate & Other	2,160	(588)	1,572	2,470	(611)	1,859
	$49,479	$(37,997)	$ 11,482	$51,459	$(33,444)	$18,015

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $170 million which have been capitalized during the nine months ended September 30, 2015 (2014 - $255 million). Included in Corporate and Other are $56 million ($65 million as at December 31, 2014) of international property costs, which have been fully impaired.

For the three and nine months ended September 30, 2015, the Company recognized before-tax ceiling test impairments of $1,671 million and $5,668 million, respectively (2014 - nil) in the U.S. cost centre, which are included within accumulated DD&A in the table above. The impairments resulted primarily from the decline in the 12-month average trailing commodity prices which reduced proved reserves volumes and values. There were no ceiling test impairments in the Canadian cost centre for the three and nine months ended September 30, 2015 (2014 - nil).

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)
12-Month Average Trailing Reserves Pricing
September 30, 2015	3.05	3.02	59.21	65.69
December 31, 2014	4.34	4.63	94.99	96.40
September 30, 2014	4.24	4.49	99.08	96.92

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia at which time the Company recorded a capital lease asset and a corresponding capital lease obligation related to the Production Field Centre (“PFC”). Variable interests related to the PFC are described in Note 16.

As at September 30, 2015, the total carrying value of assets under capital lease was $402 million ($547 million as at December 31, 2014). Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 11.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	13	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

9. Property, Plant and Equipment, Net (continued)

Other Arrangement

As at September 30, 2015, Corporate and Other property, plant and equipment and total assets include a carrying value of $1,223 million ($1,431 million as at December 31, 2014) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 11.

10. Long-Term Debt

	C$ Principal Amount	As at September 30, 2015	As at December 31, 2014

Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$-	$-	$ 647

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings		1,414	1,277
U.S. Unsecured Notes
5.90% due December 1, 2017		-	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400
		6,114	6,677
Total Principal		6,114	7,324

Increase in Value of Debt Acquired		28	34
Debt Discounts		(14)	(18)
Current Portion of Long-Term Debt		-	-
		$6,128	$ 7,340

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at September 30, 2015, total long-term debt had a carrying value of $6,128 million and a fair value of $5,870 million (as at December 31, 2014 - carrying value of $7,340 million and a fair value of $7,788 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On March 5, 2015, Encana provided notice to note holders that it would redeem the Company’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018. On April 6, 2015, the Company used net proceeds from the common shares issued, as disclosed in Note 13, and cash on hand to complete the note redemptions. In conjunction with the early note redemptions, the Company incurred a one-time interest payment of approximately $165 million as discussed in Note 6.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	14	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

11. Other Liabilities and Provisions

	As at September 30, 2015	As at December 31, 2014

The Bow Office Building (See Note 9)	$1,281	$ 1,486
Capital Lease Obligations (See Note 9)	378	473
Unrecognized Tax Benefits	184	279
Pensions and Other Post-Employment Benefits	158	144
Long-Term Incentives (See Note 18)	23	70
Other	43	32
	$2,067	$ 2,484

The Bow Office Building

As described in Note 9, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total

Expected Future Lease Payments	$17	$70	$71	$71	$72	$1,431	$1,732

Sublease Recoveries	$(9)	$(34)	$(35)	$(35)	$(35)	$(703)	$(851)

Capital Lease Obligations

As described in Note 9, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform. Variable interests related to the PFC are described in Note 16.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2015	2016	2017	2018	2019	Thereafter	Total

Expected Future Lease Payments	$24	$98	$99	$99	$99	$232	$651
Less Amounts Representing Interest	11	44	40	36	32	56	219
Present Value of Expected Future Lease Payments	$13	$54	$59	$63	$67	$176	$432

Notes to Condensed Consolidated Financial Statements
Encana Corporation	15	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

12. Asset Retirement Obligation

	As at September 30, 2015	As at December 31, 2014

Asset Retirement Obligation, Beginning of Year	$913	$ 966
Liabilities Incurred and Acquired (See Note 4)	15	85
Liabilities Settled and Divested	(125)	(188)
Change in Estimated Future Cash Outflows	-	35
Accretion Expense	34	52
Foreign Currency Translation	(50)	(37)
Asset Retirement Obligation, End of Period	$787	$ 913

Current Portion	$30	$ 43
Long-Term Portion	757	870
	$787	$ 913

13. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares and Class A preferred shares limited to a number equal to not more than 20 percent of the issued and outstanding number of common shares.

Issued and Outstanding

	As at September 30, 2015		As at December 31, 2014
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	741.2	$2,450	740.9	$2,445
Common Shares Issued	98.4	1,098	-	-
Common Shares Issued Under Dividend Reinvestment Plan	6.1	53	0.3	5
Common Shares Outstanding, End of Period	845.7	$3,601	741.2	$2,450

On March 5, 2015, Encana filed a prospectus supplement (the “Share Offering”) to the Company’s base shelf prospectus for the issuance of 85,616,500 common shares and granted an over-allotment option for up to an additional 12,842,475 common shares at a price of C$14.60 per common share, pursuant to an underwriting agreement. The aggregate gross proceeds from the Share Offering were approximately C$1.44 billion ($1.13 billion). After deducting underwriter’s fees and costs of the Share Offering, the net proceeds received were approximately C$1.39 billion ($1.09 billion).

During the nine months ended September 30, 2015, Encana issued 6,115,535 common shares totaling $53 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2014, Encana issued 240,839 common shares totaling $5 million under the DRIP.

Dividends

During the three months ended September 30, 2015, Encana paid dividends of $0.07 per common share totaling $59 million (2014 - $0.07 per common share totaling $52 million). During the nine months ended September 30, 2015, Encana paid dividends of $0.21 per common share totaling $166 million (2014 - $0.21 per common share totaling $156 million). Common shares issued as part of the Share Offering as described above were not eligible to receive the dividend paid on March 31, 2015.

For the three and nine months ended September 30, 2015, the dividends paid included $21 million and $53 million, respectively, in common shares issued in lieu of cash dividends under the DRIP (for the three and nine months ended September 30, 2014 - $1 million and $4 million, respectively).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	16	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

13. Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions, except per share amounts)	2015	2014	2015	2014

Net Earnings (Loss) Attributable to Common Shareholders	$(1,236)	$2,807	$(4,553)	$3,194

Number of Common Shares:
Weighted average common shares outstanding - Basic	843.1	741.1	814.0	741.0
Effect of dilutive securities	-	-	-	-
Weighted average common shares outstanding - Diluted	843.1	741.1	814.0	741.0

Net Earnings (Loss) per Common Share
Basic	$(1.47)	$3.79	$(5.59)	$4.31
Diluted	$(1.47)	$3.79	$(5.59)	$4.31

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at September 30, 2015 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	17	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

14. Accumulated Other Comprehensive Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Foreign Currency Translation Adjustment
Balance, Beginning of Period	$1,140	$715	$715	$693
Current Period Change in Foreign Currency Translation Adjustment	175	(58)	600	(36)
Balance, End of Period	$1,315	$657	$1,315	$657

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$(25)	$(9)	$(26)	$(9)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 19)	1	-	2	-
Income Taxes	-	-	-	-
Balance, End of Period	$(24)	$(9)	$(24)	$(9)
Total Accumulated Other Comprehensive Income	$1,291	$648	$1,291	$648

15. Noncontrolling Interest

Initial Public Offering of Common Shares of PrairieSky

On May 29, 2014, Encana completed an initial public offering (“IPO”) of 52.0 million common shares of PrairieSky at a price of C$28.00 per common share for gross proceeds of approximately C$1.46 billion. On June 3, 2014, the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares was exercised in full for gross proceeds of approximately C$218.4 million. Encana received aggregate gross proceeds from the IPO of approximately C$1.67 billion ($1.54 billion). Subsequent to the IPO, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest. Accordingly, Encana consolidated 100 percent of the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership.

The noncontrolling interest in the former consolidated subsidiary, PrairieSky, was reflected as a separate component in the Condensed Consolidated Statement of Changes in Shareholders’ Equity for the nine months ended September 30, 2014. Encana recorded $117 million of the proceeds from the IPO as a noncontrolling interest and the remainder of the proceeds of $1,427 million, less transaction costs of $81 million, was recognized as paid in surplus as at September 30, 2014.

Secondary Public Offering of Common Shares of PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share, for aggregate gross proceeds to Encana of approximately C$2.6 billion. Following the completion of the secondary offering, Encana no longer held an interest in PrairieSky. As discussed in Note 5, the PrairieSky divestiture resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre. Accordingly, Encana recognized a gain on the divestiture of approximately $2,095 million, which is included in the (gain) loss on divestitures in the Company’s Condensed Consolidated Statement of Earnings. In conjunction with the divestiture, Encana derecognized the carrying amount of the net assets of $258 million, including goodwill of $39 million, and the noncontrolling interest of $133 million.

Distributions to Noncontrolling Interest Owners

During the period from May 29, 2014 to September 25, 2014, PrairieSky paid dividends of C$0.3174 per common share totaling $38 million, of which $18 million was attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Changes in Shareholders’ Equity and Condensed Consolidated Statement of Cash Flows.

Net Earnings Attributable to Noncontrolling Interest

During the period from May 29, 2014 to September 25, 2014, the Company held a noncontrolling interest in PrairieSky. Accordingly, Encana consolidated 100 percent of the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for third party ownership. For the three and nine months ended September 30, 2014, net earnings and comprehensive income of $24 million and $34 million, respectively, were attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Earnings and Condensed Consolidated Statement of Comprehensive Income.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	18	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

16. Variable Interest Entities

Production Field Centre

In 2008, Encana entered into a contract for the design, construction and operation of the PFC at its Deep Panuke facility. Upon commencement of operations in December 2013, Encana recognized the PFC as a capital lease asset as described in Note 9. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021.

As a result of the purchase option and fixed price renewal options, Encana has determined it holds variable interests and that the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the leasing entity or its affiliates, other than the contractual payments under the lease and operating agreements. Encana’s maximum exposure is the expected lease payments over the initial contract term. As at September 30, 2015, Encana’s capital lease obligation of $364 million ($462 million as at December 31, 2014) is related to the PFC.

Veresen Midstream Limited Partnership

On March 31, 2015, Encana, along with the Cutbank Ridge Partnership (“CRP”), entered into natural gas gathering and compression agreements with Veresen Midstream Limited Partnership (“VMLP”), under an initial term of 30 years with two potential five-year renewal terms. As part of the agreement, VMLP agreed to undertake future expansion of midstream services if required by Encana and the CRP in support of the anticipated future development of the Montney play. In addition, VMLP provides to Encana and the CRP natural gas gathering and processing under agreements that were contributed to VMLP by its partner Veresen Inc., and have remaining terms of 17 years and up to a potential maximum of 10 one-year renewal terms.

Encana has determined that VMLP is a VIE and that Encana holds variable interests in VMLP. Encana is not the primary beneficiary as the Company does not have the power to direct the activities that most significantly impact VMLP’s economic performance. These key activities relate to the construction, operation, maintenance and marketing of the assets owned by VMLP. The variable interests arise from certain terms under the long-term service agreements which include: i) a take or pay for volumes committed to certain gathering and processing assets; ii) an operating fee of which a portion can be converted into a fixed fee once VMLP assumes operatorship of certain compression assets; and iii) a potential payout of minimum costs associated with certain gathering and compression assets. The potential payout of minimum costs will be assessed in the eighth year of the assets’ service period and is based on whether there is an overall shortfall of total system cash flows from natural gas gathered and compressed under certain service agreements. The potential payout amount can be reduced in the event VMLP markets unutilized capacity to third party users. Encana is not required to provide any financial support or guarantees to VMLP.

As a result of Encana’s involvement with VMLP, the maximum total exposure, which represents the potential exposure to Encana in the event the assets under the agreements are deemed worthless, is estimated to be $1,169 million as at September 30, 2015. The estimate comprises the take or pay volume commitments and the potential payout of minimum costs. The take or pay volume commitments associated with certain gathering and processing assets are included in Note 22 under Transportation and Processing. The potential payout requirement is highly uncertain as the amount is contingent on future production estimates, pace of development and the amount of capacity contracted to third parties. As at September 30, 2015, accounts payable and accrued liabilities included $1 million related to the take or pay commitment.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	19	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

17. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy. Since the announcement, total restructuring charges primarily related to severance costs of $125 million, before tax, have been incurred, of which $2 million remains accrued as at September 30, 2015. For the nine months ended September 30, 2015, $1 million in restructuring charges were incurred (2014 - $29 million).

During the second quarter of 2015, Encana revised its plans to align the organizational structure in continued support of the Company’s strategy. Additional transition and severance costs are expected to total approximately $59 million before tax. For the nine months ended September 30, 2015, costs of $58 million were incurred, of which $12 million remains accrued. The remaining transition and severance costs of approximately $1 million are expected to be incurred during the remainder of 2015.

Restructuring charges are included in administrative expense in the Condensed Consolidated Statement of Earnings.

18. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at September 30, 2015, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units	Encana C$ Share Units

Risk Free Interest Rate	0.51%	0.51%
Dividend Yield	4.35%	4.11%
Expected Volatility Rate	34.80%	32.43%
Expected Term	1.6 yrs	1.6 yrs
Market Share Price	US$6.44	C$8.59

Notes to Condensed Consolidated Financial Statements
Encana Corporation	20	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

18. Compensation Plans (continued)

The Company has recognized the following share-based compensation costs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Compensation Costs of Transactions Classified as Cash-Settled	$(31)	$(14)	$(24)	$115
Compensation Costs of Transactions Classified as Equity-Settled (1)	-	-	-	(1)
Total Share-Based Compensation Costs	(31)	(14)	(24)	114
Less: Total Share-Based Compensation Costs Capitalized	11	5	9	(41)
Total Share-Based Compensation Expense	$(20)	$(9)	$(15)	$73

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$(7)	$(5)	$(6)	$31
Administrative expense	(13)	(4)	(9)	42
	$(20)	$(9)	$(15)	$73

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at September 30, 2015, the liability for share-based payment transactions totaled $59 million ($99 million as at December 31, 2014), of which $36 million ($29 million as at December 31, 2014) is recognized in accounts payable and accrued liabilities in the Condensed Consolidated Balance Sheet.

	As at September 30, 2015	As at December 31, 2014
Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$52	$78
Vested	7	21
	$59	$99

The following units were granted primarily in conjunction with the Company’s March annual long-term incentive award. The TSARs and SARs were granted at the volume-weighted average trading price of Encana’s common shares for the five days prior to the grant date.

Nine Months Ended September 30, 2015 (thousands of units)

TSARs	1,934
SARs	1,444
PSUs	2,370
DSUs	172
RSUs	6,807

Notes to Condensed Consolidated Financial Statements
Encana Corporation	21	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

19. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the nine months ended September 30 as follows:

	Pension Benefits		OPEB		Total
	2015	2014	2015	2014	2015	2014
Defined Benefit Plan Expense	$1	$-	$11	$9	$12	$9
Defined Contribution Plan Expense	23	26	-	-	23	26
Total Benefit Plans Expense	$24	$26	$11	$9	$35	$35

Of the total benefit plans expense, $28 million (2014 - $27 million) was included in operating expense and $7 million (2014 - $8 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the nine months ended September 30 are as follows:

	Pension Benefits		OPEB		Total
	2015	2014	2015	2014	2015	2014
Current Service Costs	$2	$2	$8	$6	$10	$8
Interest Cost	7	9	3	3	10	12
Expected Return On Plan Assets	(10)	(11)	-	-	(10)	(11)
Amounts Reclassified From Accumulated Other
Comprehensive Income:
Amortization of net actuarial (gains) and losses	2	-	-	-	2	-
Total Defined Benefit Plan Expense	$1	$-	$11	$9	$12	$9
The amounts recognized in other comprehensive income for the nine months ended September 30 are as follows:
	Pension Benefits		OPEB		Total
	2015	2014	2015	2014	2015	2014
Total Amounts Recognized in Other
Comprehensive (Income) Loss, Before Tax	$(2)	$-	$-	$-	$(2)	$-
Total Amounts Recognized in Other
Comprehensive (Income) Loss, After Tax	$(2)	$-	$-	$-	$(2)	$-

Notes to Condensed Consolidated Financial Statements
Encana Corporation	22	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

20. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair value measurements are performed for risk management assets and liabilities and are discussed further in Note 21. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at September 30, 2015	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount
Risk Management
Risk Management Assets
Current	$-	$436	$13	$449	$(22)	$427
Long-term	-	52	3	55	(4)	51
Risk Management Liabilities
Current	-	22	10	32	(22)	10
Long-term	-	4	9	13	(4)	9

As at December 31, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount
Risk Management
Risk Management Assets
Current	$-	$718	$-	$718	$(11)	$707
Long-term	-	67	-	67	(2)	65
Risk Management Liabilities
Current	6	14	11	31	(11)	20
Long-term	-	2	7	9	(2)	7

(1)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	23	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

20. Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts, NYMEX three-way costless collars, WTI fixed price swaptions and basis swaps with terms as disclosed in Note 21. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at September 30, 2015, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017 and WTI three-way costless collars with terms to 2016. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The WTI three-way costless collars are a combination of a sold call, purchased put and a sold put. These contracts allow the Company to participate in the upside of commodity prices to the ceiling of the call option and provide the Company with partial downside price protection through the combination of the put options. The fair values of the WTI three-way costless collars are based on the income approach and are modelled using observable and unobservable inputs such as implied volatility. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose.

A summary of changes in Level 3 fair value measurements for the nine months ended September 30 is presented below:

			Risk Management
			2015	2014
Balance, Beginning of Year			$(18)	$(7)
Total Gains (Losses)			(12)	(5)
Purchases and Settlements:
Purchases			16	-
Settlements			11	5
Transfers in and out of Level 3			-	-
Balance, End of Period			$(3)	$(7)
Change in unrealized gains (losses) related to assets and liabilities held at end of period			$7	$(2)
Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:
	Valuation Technique	Unobservable Input	As at September 30, 2015	As at December 31, 2014
Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$36.17 - $42.00	$40.70 - $48.50
Risk Management - WTI Three-Way Costless Collars	Option Model	Implied Volatility	31% - 42%	-

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $4 million ($5 million as at December 31, 2014) increase or decrease to net risk management assets and liabilities. A 10 percent increase or decrease in implied volatility for the WTI three-way costless collars would cause a corresponding $3 million increase or decrease to net risk management assets and liabilities (nil as at December 31, 2014).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	24	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

21. Financial Instruments and Risk Management

A)  Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B)  Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 20 for a discussion of fair value measurements.

Unrealized Risk Management Position	As at September 30, 2015	As at December 31, 2014
Risk Management Assets
Current	$427	$707
Long-term	51	65
	478	772
Risk Management Liabilities
Current	10	20
Long-term	9	7
	19	27
Net Risk Management Assets	$459	$745

Commodity Price Positions as at September 30, 2015

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,000 MMcf/d	2015	4.29 US$/Mcf	$156
NYMEX Fixed Price	95 MMcf/d	2016	2.98 US$/Mcf	6
NYMEX Three-Way Costless Collars	300 MMcf/d	2016		21
Sold call price			3.43 US$/Mcf
Bought put price			3.21 US$/Mcf
Sold put price			2.72 US$/Mcf
Basis Contracts (1)		2015-2018		23
Other Financial Positions				-
Natural Gas Fair Value Position				206
Crude Oil Contracts
Fixed Price Contracts
WTI Fixed Price	88.9 Mbbls/d	2015	58.09 US$/bbl	101
WTI Fixed Price	38.0 Mbbls/d	2016	62.83 US$/bbl	187
WTI Fixed Price Swaptions (2)	7.5 Mbbls/d	2016	50.34 US$/bbl	(7)
WTI Three-Way Costless Collars	18.3 Mbbls/d	2016		16
Sold call price			63.03 US$/bbl
Bought put price			55.00 US$/bbl
Sold put price			47.24 US$/bbl
Basis Contracts (3)		2015-2017		(25)
Crude Oil Fair Value Position				272
Power Purchase Contracts
Fair Value Position				(19)
Total Fair Value Position				$459

(1)

Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices. These basis swaps are priced using differentials determined as a percentage of NYMEX.

(2)	The WTI Fixed Price Swaptions give the counterparty the option to extend fourth quarter 2015 fixed price swaps to March 2016 at the same price.

(3)	Encana has entered into swaps to protect against widening Brent and Midland differentials to WTI. These basis swaps are priced using fixed price differentials.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	25	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

21. Financial Instruments and Risk Management (continued)

B)  Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues, Net of Royalties	$217	$29	$626	$(210)
Transportation and Processing	(4)	(1)	(12)	(5)
Gain (Loss) on Risk Management	$213	$28	$614	$(215)
	Unrealized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues, Net of Royalties	$184	$233	$(237)	$(44)
Transportation and Processing	(11)	(2)	(4)	(1)
Gain (Loss) on Risk Management	$173	$231	$(241)	$(45)

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30

	2015		2014
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$745
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	373	$373	$(260)
Foreign Exchange Translation Adjustment on Canadian Dollar Contracts	2
Settlement of Athlon Crude Oil Contracts from Business Combination	(47)
Fair Value of Contracts Realized During the Period	(614)	(614)	215
Fair Value of Contracts, End of Period	$459	$(241)	$(45)

C)  Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas  -  To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based fixed price contracts, NYMEX-based options and costless collars. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil  -  To partially mitigate crude oil commodity price risk, the Company uses contracts such as WTI-based fixed price contracts, WTI-based options, swaptions and costless collars. Encana also enters into basis swaps to manage against widening price differentials between North American and world prices.

Power  -  The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	26	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

21. Financial Instruments and Risk Management (continued)

C)  Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings for the nine months ended September 30 as follows:

	2015		2014
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural Gas Price	$(40)	$37	$(197)	$197
Crude Oil Price	(128)	122	(24)	24
Power Price	4	(4)	7	(7)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at September 30, 2015, the Company had no significant credit derivatives in place and no significant collateral balances were posted or received.

As at September 30, 2015, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at September 30, 2015, approximately 93 percent (94 percent as at December 31, 2014) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at September 30, 2015, Encana had two counterparties (three counterparties as at December 31, 2014) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at September 30, 2015, these counterparties accounted for 10 percent and 10 percent (16 percent, 16 percent and 15 percent as at December 31, 2014) of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt and equity capital markets. As at September 30, 2015, the Company had committed revolving bank credit facilities totaling $4.5 billion which include $3.0 billion on a revolving bank credit facility for Encana and $1.5 billion on a revolving bank credit facility for a U.S. subsidiary, the latter of which remains unused. The facilities remain committed through July 2020. Of the $3.0 billion revolving bank credit facility, $1.4 billion fully supported the U.S. Commercial Paper Program and $1.6 billion remained unused.

Encana also has accessible capacity under a shelf prospectus for up to $4.9 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue debt and/or equity securities in Canada and/or the U.S. The shelf prospectus expires in July 2016.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	27	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

21. Financial Instruments and Risk Management (continued)

C)  Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$1,535	$-	$-	$-	$-	$1,535
Risk Management Liabilities	10	9	-	-	-	19
Long-Term Debt (1)	306	612	2,483	1,599	6,192	11,192

(1)	Principal and interest.

Included in Encana’s long-term debt obligations of $11,192 million at September 30, 2015 are $1,414 million in principal obligations for revolving credit and term loan borrowings related to U.S. Commercial Paper. These amounts are fully supported and Management expects they will continue to be supported by revolving credit facilities that have no repayment requirements within the next year. The revolving credit facilities are fully revolving for a period of up to five years. Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 - 5 Years. Further information on Long-Term Debt is contained in Note 10.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

As at September 30, 2015, Encana had $6.1 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure. As at December 31, 2014, Encana had $6.7 billion in debt that was subject to foreign exchange exposure and $0.6 billion that was not subject to foreign exchange exposure. To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange derivatives. There were no foreign exchange derivatives outstanding as at September 30, 2015.

Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on the translation and settlement of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada, foreign exchange gains and losses on the translation and settlement of foreign denominated intercompany balances and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $47 million change in foreign exchange (gain) loss as at September 30, 2015 (2014 - $27 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at September 30, 2015.

As at September 30, 2015, the Company had floating rate debt of $1,414 million. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was $10 million (2014 - nil).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	28	Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2015

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

22. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at September 30, 2015:

	Expected Future Payments
(undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total

Transportation and Processing	$210	$795	$778	$790	$672	$3,037	$6,282
Drilling and Field Services	62	151	107	54	18	22	414
Operating Leases	9	29	24	23	11	23	119
Total	$281	$975	$909	$867	$701	$3,082	$6,815

Included within transportation and processing in the table above are certain commitments associated with midstream service agreements with VMLP as described in Note 16. Announced divestiture transactions can reduce certain commitments disclosed above.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

23. Subsequent Event

On October 8, 2015, Encana announced an agreement to sell its DJ Basin assets in Colorado, for total consideration of approximately $900 million. The transaction is expected to close in the fourth quarter of 2015, with an effective date of April 1, 2015, and is subject to satisfaction of normal closing conditions, regulatory approvals and other adjustments.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	29	Prepared in accordance with U.S. GAAP in US$